Agora, Inc. Reports Second Quarter 2026 Financial Results

SANTA CLARA, Calif., August 13, 2026 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in conversational AI and real-time engagement technology, today announced its unaudited financial results for the second quarter ended June 30, 2026.

“We are pleased to report another quarter of accelerating growth, driven by strength across both our real-time engagement and conversational AI businesses, and our seventh consecutive quarter of GAAP profitability,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “Our voice AI agents are now deployed across an expanding set of use cases—including market surveying, buyer interest capture, and customer service—and we are beginning to see them match or even surpass human performance in an increasing number of tasks. We believe continued improvements in our AI agent solutions will unlock new demand and accelerate the industry shift toward AI-led call center workflows. Looking ahead, we will continue investing in our real-time infrastructure and developer ecosystem for both human-to-human and human-to-AI interactions, while maintaining strong financial discipline.”

Second Quarter 2026 Highlights

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Total revenues for the quarter were $40.4 million, an increase of 18.0% from $34.3 million in the second quarter of 2025.
•
Active Customers as of June 30, 2026 were 3,892, an increase of 0.4% from 3,877 as of June 30, 2025.
•
Dollar-Based Net Retention Rate for the quarter was 104%, compared to 94% in the second quarter of 2025.
•
Net income for the quarter was $2.2 million, compared to $1.5 million in the second quarter of 2025.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of June 30, 2026 was $361.7 million.
•
Net cash used in operating activities for the quarter was $2.1 million, compared to $0.4 million in the second quarter of 2025.

Second Quarter 2026 Financial Results

Revenues

Total revenues were $40.4 million in the second quarter of 2026, an increase of 18.0% from $34.3 million in the same period last year, primarily due to the continued expansion of our real-time engagement service in sectors such as live shopping and financial service.

Cost of Revenues

Cost of revenues was $14.7 million in the second quarter of 2026, an increase of 28.9% from $11.4 million in the same period last year, primarily due to increases in bandwidth and server costs and costs related to conversational AI products.

Gross Profit and Gross Margin

Gross profit was $25.7 million in the second quarter of 2026, an increase of 12.5% from $22.9 million in the same period last year. Gross margin was 63.7% in the second quarter of 2026, compared to 66.8% in the same period last year, mainly due to product mix changes, including conversational AI products remaining at a sub-scale stage.

Operating Expenses

Operating expenses were $27.3 million in the second quarter of 2026, an increase of 2.8% from $26.5 million in the same period last year.

•
Research and development expenses were $15.4 million in the second quarter of 2026, an increase of 10.2% from $14.0 million in the same period last year, primarily due to increased investment in conversational AI products.
•
Sales and marketing expenses were $6.4 million in the second quarter of 2026, a decrease of 1.5% from $6.5 million in the same period last year, primarily due to disciplined expense management.
•
General and administrative expenses were $5.5 million in the second quarter of 2026, a decrease of 9.5% from $6.0 million in the same period last year, primarily due to a decrease in allowance for current expected credit losses, mainly because of improved customer credit conditions and collection outcomes.

Loss from Operations

Loss from operations was $1.0 million in the second quarter of 2026, compared to $3.1 million in the same period last year.

Interest Income

Interest income was $3.4 million in the second quarter of 2026, compared to $3.7 million in the same period last year, primarily due to the decrease in the average principal amount.

Investment (Loss) Income

Investment loss was $0.4 million in the second quarter of 2026, compared to investment income of $0.8 million in the same period last year, primarily due to fair value changes in equity investments.

Net Income per American Depositary Share Attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were $0.03 and $0.02, respectively, in the second quarter of 2026, compared to $0.02 and $0.01, respectively, in the same period last year.1

Share Repurchase Program

During the three months ended June 30, 2026, the Company repurchased approximately 3.8 million of its Class A ordinary shares (equivalent to approximately 1.0 million ADSs) for approximately US$3.7 million.

1 One ADS represents four Class A ordinary shares.

As of June 30, 2026, the Company had repurchased approximately 178.5 million of its Class A ordinary shares (equivalent to approximately 44.6 million ADSs) for approximately US$159.9 million under the current share repurchase program.

As of June 30, 2026, the Company had 335.1 million ordinary shares (equivalent to approximately 83.8 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.4 million ADSs) as of the inception of the program.

The current share repurchase program will expire at the end of February 2027.

Financial Outlook

Based on currently available information, the Company expects total revenues for the third quarter of 2026 to be between $41 million and $42 million, representing year-over-year growth of 15.8% to 18.6%. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9 p.m. Eastern Time on August 13, 2026. Details for the conference call are as follows:

Event title: Agora, Inc. 2Q 2026 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/vbsrxuhv

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register-conf.media-server.com/register/BI5f0cd7b35b2145edaa88a91c662e14aa

Please visit the Company's investor relations website at https://investor.agora.io on August 13, 2026 to view the earnings release and accompanying slides prior to the conference call.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months, excluding customers from Easemob. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated by comparing the quarterly revenue from paying customers, excluding revenue from certain end-of-sale products, in the quarter four quarters prior to the most recent quarter to the quarterly revenue from the same set of customers in the most recent quarter. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company's financial outlook, beliefs, and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will,” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. These forward-looking statements are based on the Company's current expectations and involve risks and uncertainties. The Company's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company's ability to manage its growth and expand its operations; the Company's ability to attract new developers and convert them into customers; the Company's ability to retain existing customers and expand their usage of its platform and products; the Company's ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features, and functionalities; the Company's fluctuating operating results; competition; the effect of broader technological and market trends on the Company's business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company's filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the Company's annual report on Form 20-F for the year ended December 31, 2025 and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent divisions, under the Agora brand and the Shengwang brand, respectively.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in conversational AI and Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat, and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading conversational AI and Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	June 30,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	72,667	75,446
Short-term bank deposits	215,988	84,460
Short-term financial products issued by banks	52,000	55,000
Short-term investments	3,181	4,583
Restricted cash	200	200
Accounts receivable, net	28,251	24,867
Prepayments and other current assets	22,371	14,590
Contract assets	127	123
Held-for-sale assets	600	831
Total current assets	395,385	260,100
Property and equipment, net	3,543	3,947
Construction in progress in relation to the headquarters project	104,488	84,239
Operating lease right-of-use assets	1,499	2,145
Intangible assets	16	96
Long-term bank deposits	21,000	160,001
Long-term investments	29,349	29,182
Land use right, net	164,971	161,591
Other non-current assets	12,907	19,798
Total assets	733,158	721,099
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	1,330	-
Accounts payable	11,460	9,638
Advances from customers	9,115	7,906
Taxes payable	798	696
Current operating lease liabilities	947	1,521
Payables for construction costs	17,340	16,607
Advance in relation to the headquarters project	21,292	-
Accrued expenses and other current liabilities	15,144	20,417
Total current liabilities	77,426	56,785
Long-term payable	1	3
Long-term operating lease liabilities	138	399
Deferred tax liabilities	-	12
Long-term borrowings in relation to the headquarters project	98,986	80,420
Advance in relation to the headquarters project	-	20,632
Total liabilities	176,551	158,251
Shareholders’ equity:
Class A ordinary shares	40	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,146,475	1,145,126
Treasury shares, at cost	(110,727)	(95,238)

Accumulated other comprehensive loss	(5,396)	(9,987)
Accumulated deficit	(473,793)	(477,100)
Total shareholders’ equity	556,607	562,848
Total liabilities and shareholders’ equity	733,158	721,099

Agora, Inc.

Consolidated Statements of Comprehensive Income

(Unaudited, in US$ thousands, except share and per share data)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2026	2025	2026	2025
Real-time engagement service revenues	39,452	33,716	76,640	66,389
Real-time engagement on-premise solution and other revenues	968	543	1,525	1,139
Total revenues	40,420	34,259	78,165	67,528
Cost of revenues	14,683	11,389	28,499	22,024
Gross profit	25,737	22,870	49,666	45,504
Operating expenses:
Research and development	15,396	13,976	29,817	27,994
Sales and marketing	6,420	6,521	12,358	12,756
General and administrative	5,467	6,039	11,490	12,277
Total operating expenses	27,283	26,536	53,665	53,027
Other operating income	593	548	1,398	702
Loss from operations	(953)	(3,118)	(2,601)	(6,821)
Exchange gain	123	85	378	156
Interest income	3,401	3,706	6,841	7,341
Interest expense	(15)	(1)	(29)	(6)
Investment (loss) income	(413)	797	(1,264)	1,485
Income before income taxes	2,143	1,469	3,325	2,155
Income taxes	(54)	(43)	(183)	(84)
Income (loss) from equity in affiliates	109	36	165	(202)
Net income	2,198	1,462	3,307	1,869
Net income attributable to ordinary shareholders	2,198	1,462	3,307	1,869
Other comprehensive income (loss):
Foreign currency translation adjustments	2,272	343	4,591	(326)
Total comprehensive income attributable to ordinary shareholders	4,470	1,805	7,898	1,543

Net income per share attributable to ordinary shareholders
Basic	0.006	0.004	0.010	0.005
Diluted	0.006	0.004	0.009	0.005
Net income per ADS attributable to ordinary shareholders
Basic	0.03	0.02	0.04	0.02
Diluted	0.02	0.01	0.04	0.02
Weighted average ordinary shares outstanding
Basic	339,719,445	370,332,857	343,640,224	373,734,048
Diluted	369,538,625	392,602,913	373,935,107	400,458,176
Weighted average ADS outstanding
Basic	84,929,861	92,583,214	85,910,056	93,433,512
Diluted	92,384,656	98,150,728	93,483,777	100,114,544

Share-based compensation expenses included in:
Cost of revenues	2	29	4	75
Research and development expenses	520	978	1,112	2,337
Sales and marketing expenses	140	210	263	424
General and administrative expenses	539	314	1,125	642

Agora, Inc.

Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net income	2,198	1,462	3,307	1,869
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation expenses	1,201	1,531	2,504	3,478
Allowance for current expected credit losses	762	1,332	1,564	3,016
Depreciation of property and equipment	379	525	749	1,117
Amortization of intangible assets	1	130	80	259
Amortization of land use right	891	848	1,768	1,697
Deferred tax expense	-	(20)	(12)	(41)
Amortization of right-of-use asset and interest on lease liabilities	466	540	932	1,078
Investment loss (income)	413	(797)	1,264	(1,485)
(Income) loss from equity in affiliates	(109)	(36)	(165)	202
Loss on disposal of property and equipment	-	2	1	3
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(3,888)	(572)	(4,525)	1,527
Contract assets	-	912	-	978
Prepayments and other current assets	(1,720)	474	(1,094)	15,291
Other non-current assets	(285)	(2,209)	(339)	(3,424)
Accounts payable	558	710	1,664	(810)
Advances from customers	578	(959)	989	(645)
Taxes payable	171	27	90	(991)
Operating lease liabilities	(572)	(587)	(1,119)	(1,159)
Deferred income	-	-	-	111
Accrued expenses and other liabilities	(3,184)	(3,665)	(4,107)	(4,847)
Net cash (used in) provided by operating activities	(2,140)	(352)	3,551	17,224
Cash flows from investing activities:
Purchase of property and equipment	(221)	(317)	(276)	(872)
Purchase of short-term bank deposits	(42,953)	(10,429)	(52,952)	(35,507)
Purchase of short-term financial products issued by banks	-	(5,070)	-	(15,348)
Proceeds from maturity of short-term bank deposits	15,000	20,077	60,428	178,404
Proceeds from maturity of short-term financial products issued by banks	122	13,429	3,267	36,442
Proceeds from sales of short-term investments	-	-	2	-
Purchase of long-term bank deposits	-	(9,000)	-	(163,001)
Purchase of construction in progress for the headquarters project	(5,712)	(3,472)	(15,069)	(13,753)
Disposal of property and equipment	13	4	13	30
Refundable deposit received in relation to disposal of subsidiaries	-	-	-	4,410
Net cash (used in) provided by investing activities	(33,751)	5,222	(4,587)	(9,195)
Cash flows from financing activities:
Proceeds from short-term borrowings	1,324	-	1,324	-

Proceeds from long-term borrowings	6,381	3,507	15,774	14,134
Proceeds from exercise of employees’ share options	90	181	103	477
Payment of financing cost	(713)	-	(2,252)	-
Repurchase of Class A ordinary shares	(3,731)	(10,862)	(17,035)	(12,103)
Net cash provided by (used in) financing activities	3,351	(7,174)	(2,086)	2,508
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	139	(9)	343	(838)
Net (decrease) increase in cash, cash equivalents and restricted cash	(32,401)	(2,314)	(2,779)	9,699
Cash, cash equivalents and restricted cash at beginning of period *	105,268	42,841	75,646	30,828
Cash, cash equivalents and restricted cash at end of period **	72,867	40,527	72,867	40,527
Supplemental disclosure of cash flow information:
Income taxes paid	15	33	39	73
Cash payments included in the measurement of operating lease liabilities	572	587	1,119	1,159
Right-of-use assets obtained in exchange for operating lease obligations	-	86	-	86
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	16	46	16	46
Proceeds receivable for dividend	100	110	100	110
Proceeds receivable for disposal	-	2,909	-	2,909
Payables for financing cost	63	-	409	-
Payables for property and equipment	24	191	24	191
Payables for construction in progress in relation to the headquarters project	4,472	11,497	13,460	12,138
Payables for treasury shares, at cost	41	37	41	37
* includes restricted cash balance	200	230	200	3,745
** includes restricted cash balance	200	200	200	230